ALTAGAS ANNOUNCES STRONG FIRST QUARTER RESULTS AND INCREASES 2021 GUIDANCE

The Company Continues to Execute on its Strategic Plan; Delivers Robust First Quarter; and Increases 2021 Financial Guidance Ranges.

Calgary, Alberta (April 29, 2021)
AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today reported first quarter 2021 financial results and provided an update on the Company's operations and outlook.
HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Normalized EPS1 of $1.29 in Q1 2021 compared to $0.79 in Q1 2020, representing a 63% year-over-year increase.
•Normalized FFO1 per share of $2.08 in Q1 2021 compared to $1.51 in Q1 2020, representing a 38% year-over-year increase.
•Normalized EBITDA1 of $674 million in Q1 2021 compared to $499 million in Q1 2020, representing a 35% year-over-year increase and reflected solid performance across the platform.
•On April 23, 2021, AltaGas monetized its non-core U.S. Transportation and Storage business for cash proceeds of approximately $344 million (US$275 million). The transaction is expected to deliver approximately $485 million of debt repayment. AltaGas’ estimates its leverage ratio should decrease by up to 0.5x over 2021 relative to the 2020 run-rate level and move the Company closer to being below 5.0x Net Debt to normalized EBITDA1.
•The Midstream segment reported record normalized EBITDA of $304 million in Q1 2021 compared to $120 million in Q1 2020, representing a 153% year-over-year increase.
•Within the Midstream segment, Global Exports shipped eight vessels from RIPET and six vessels from Ferndale, averaging approximately 85,000 Bbls/d of combined LPGs to Asia in the quarter.
•The Utilities segment reported normalized EBITDA of $371 million in Q1 2021, representing a $2 million year-over-year increase. Adjusting for one-time and foreign exchange impacts, normalized EBITDA from the Utilities segment increased approximately 11% year-over-year.
•On April 9, 2021, the Maryland rate case was approved with a US$13.1 million revenue increase, an approved ROE of 9.7% and 52% equity thickness.
•Given the robust performance year-to-date, AltaGas is increasing its 2021 guidance ranges to: 1) normalized EPS of $1.65 - $1.80 (previously $1.45 - $1.55); and 2) normalized EBITDA of $1.475 billion - $1.525 billion (previously $1.4 billion - $1.5 billion).

CEO MESSAGE
“AltaGas delivered robust first-quarter results and remains well-positioned to deliver on the Company's strong growth prospects in 2021 and beyond," said Randall Crawford, President and Chief Executive Officer. “We executed across all segments of our business in the quarter. Our Midstream platform, including Global Exports, achieved record throughput and profits, our Utilities segment continued to drive improved customer outcomes while controlling costs and improving returns, our Finance team further reduced our debt costs while extending maturities and we are well-positioned to continue to reduce our leverage ratios over the balance of the year. As a result of these factors, we grew normalized EPS by 63% year-over-year in the first quarter. Excluding the larger-than-expected profits from the U.S. Transportation and Storage business in the quarter, run-rate normalized EPS

1. Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended March 31, 2021, which is available on www.sedar.com;.

increased 35% year-over-year and aligns with our focus on delivering durable and growing EPS and FFO per share, which supports steady dividend growth and provides the opportunity for ongoing capital appreciation.

"Within our Utilities segment, we continue to focus on delivering better customer outcomes. This includes making ongoing investments that improve safety and reliability, reduce leaks and drive better environmental outcomes, while also growing rate base. As a result of these efforts and capital investments, we continue to show steady progress in reducing our operating costs. When coupled with the tailwinds associated with the implementation of updated rates and increased revenues in the District of Columbia (US$19.5 million revenue increase) beginning April 1, 2021 and Maryland (US$13.1 million revenue increase) beginning March 26, 2021, we believe we are well-positioned to show strong improvements in forward operating performance and be in a position to earn our allowed returns by 2021 year-end.

"Our Global Exports business, which is part of our Midstream operations, had a strong quarter with 14 Very Large Gas Carriers shipped to Asia, demonstrating the value creation of the well-timed acquisition of Petrogas. We are making marked progress on integration and transferring commercial knowledge between the combined workforce, which is now operating as one team. The Midstream segment was bolstered by another strong quarter of LPG shipments to Asia that averaged approximately 85,000 Bbls/d and achieved normalized EBITDA of $224 million in Q1 2021, excluding the larger-than-expected U.S. Transportation and Storage performance. This represented an 87% year-over-year increase with the segment clearly benefitting from embracing the best practices of AltaGas and Petrogas and delivering operational excellence that is enhancing profitability across the combined organization. Based on the execution levels achieved this quarter, the Company remains confident of capturing longer-term upside potential in 2022 and beyond.

"After the strong start to the year, we have increased our 2021 financial guidance ranges as our confidence in our forward strategy and our long-term growth prospects is very strong. The new midpoint of our normalized EPS guidance range represents 22% year-over-year growth and reflects the strong sequential compounding increases we have delivered over the past two years. We believe our continued ability to deliver growing EPS and FFO per share will drive an increased enterprise value, improve our leverage metrics, and create compounding value for our stakeholders.”

BUSINESS PERFORMANCE

Utilities

During the first quarter the Utilities results were reflective of strong operating performance across the platform, offset by the unfavorable move in the USD/CAD exchange rate. The latter of which drove an approximate $21 million year-over-year headwind to normalized EBITDA in Canadian dollar terms. Excluding one-time items, including the absence of $8 million in normalized EBITDA contribution from AltaGas Canada Inc. and an $8 million rate refund related to the Virginia Hearing Examiner's report in Q1 2020, Utilities normalized EBITDA was up by 11% year-over-year in U.S. dollar terms. The strong growth was underpinned by investments focused on better customer outcomes, improved performance in the Retail segment, and aligns with AltaGas’ strong forecasted growth rates through 2025. This growth is heavily underpinned through utilizing accelerated replacement programs (ARPs), which are focused on improving the safety and reliability of the network, reducing leak rates and driving better environmental outcomes; all of which drive strong benefits to AltaGas’ customers while growing rate base.

The Company also continues to make progress on closing the ROE gap at WGL through ongoing regulatory, capital and cost discipline. On April 9, 2021 the Maryland Commission approved a base rate increase of US$13.1 million, effective March 26, 2021. This rate case, along with the previously announced D.C. rate case, ensures AltaGas’ rates remain up to date and accurately reflect current operating costs. The Utilities segment also benefited from strong performance in WGL's Retail Energy Marketing business driven by higher demand, favorable pricing and margins, and reduced COVID-related impacts.

Midstream

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The Midstream segment reported record normalized EBITDA of $304 million in Q1 2021, which was up 153% year-over-year. In addition to the larger-than-expected profits from the U.S. Transportation and Storage business, all other businesses delivered robust year-over-year growth and strong execution, including Global Exports, Fractionation & Liquids Handling, and Gas Processing. Excluding the stronger-than-expected profitability from the U.S. Transportation and Storage business, Midstream normalized EBITDA was still up by 87% year-over-year, including the consolidation of Petrogas.

Global Exports contributed $70 million in normalized EBITDA during the quarter, driven by approximately 85,000 Bbls/d of LPGs being shipped to Asia. This included RIPET exporting a record of approximately 50,700 Bbls/d of propane across eight ships and Ferndale exporting approximately 34,750 Bbls/d of combined propane and butane across six vessels. Record export volumes were underpinned by strong operations and efficiencies across the two terminals, ongoing growth in throughput volumes in AltaGas’ Northeastern B.C. gas processing and fractionation facilities and continued robust demand for North American LPGs within Asia. As highlighted in the past, our ability to deliver lower carbon emitting fuels to Asia, like propane and butane, on our fully utilized LPG export capacity has the potential to eliminate the equivalent of approximately 500,000 average Asian citizens’ total carbon footprints per year when compared to using more carbon-intensive fuels, like thermal coal. As AltaGas’ exports rise, so can the positive environmental benefits provided globally.

Processing and fractionation volumes were up across the Canadian Midstream platform with total inlet volumes up 10% year-over-year. Producers in the Montney continue to execute on active drilling programs and ramp up production, driving increased throughput at the Company’s recently expanded Townsend and North Pine facilities. Processing and fractionation volumes at AltaGas’ non-Montney footprint also increased during the quarter, driven by higher production volumes on strengthening fundamentals and improved commodity prices.

AltaGas’ U.S. Transportation and Storage business generated $80 million stronger contributions in Q1 2021 normalized EBITDA than was forecasted, as the Company benefited from supply dislocations and market volatility in U.S. natural gas prices to deliver robust profits in the quarter. As highlighted on April 23, 2021, AltaGas monetized the Company’s U.S. Transportation and Storage business subsequent to quarter-end. Total cash proceeds on the sale were approximately $344 million (US$275 million). When combined with the strong profitability from the business in Q1 2021 and reduction in associated working capital requirements, the monetization is expected to drive approximately $485 million of debt repayment. This will materially accelerate AltaGas towards achieving its long-term target of being at or below 5.0x Net Debt to normalized EBITDA.

The average indicative spot NGL frac spread for Q1 2021 was approximately $24/Bbl, however due to our hedging program AltaGas' realized frac spread averaged approximately $15/Bbl in the first quarter of 2021 (including transportation costs of approximately $11/Bbl), as 95% of volumes were hedged at approximately $26/Bbl. AltaGas remains well hedged through the balance of 2021. Approximately 60% of Global Exports 2021 expected export volumes are collectively hedged, including long-term tolling arrangements and the balance through FEI to North American financial hedges that average approximately US$11/Bbl, including both propane and butane.

2021 Midstream Hedge Program

	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Global Exports volume hedged (%)(1)	65	64	55	46
Average propane/butane FEI to North America Average hedge (US$/Bbl)(2)	10.41	10.40	11.97	11.53
Fractionation volume hedged (%)	95	89	93	86
Frac spread hedge rate - (CAD$/Bbl)(3)	26.07	24.27	24.27	24.27
(1) Approximate expected volume hedged, includes contracted tolling volumes and financial hedges; based on the assumption of average exports of 90 MBbl/d.
(2) Approximate average for the period; does not include physical differential to FSK for C3 volumes.
(3) Approximate average for the period.

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Q1 2021 FINANCIAL RESULTS

	Three Months Ended March 31
($ millions)	2021	2020
Segmented Normalized EBITDA(1)
Utilities	371	369
Midstream	304	120
Sub-total: Operating Segments	$675	$489
Corporate/Other	(1)	10
Normalized EBITDA (1)	$674	$499
Add (deduct):
Depreciation and amortization	(99)	(105)
Interest expense	(70)	(70)
Normalized income tax expense	(107)	(82)
Preferred share dividends	(13)	(17)
Other (3)	(24)	(5)
Normalized net income (1)	$361	$220

Net income applicable to common shares	$337	$464

($ per share, except shares outstanding)	2021	2020
Shares outstanding - basic (millions)
During the period (2)	280	279
End of period	280	279

Normalized net income - basic (1)	1.29	0.79
Normalized net income - diluted (1)	1.29	0.79

Net income per common share - basic	1.21	1.66
Net income per common share - diluted	1.20	1.66
(1)Non‑GAAP financial measure; see discussion in Non‑GAAP Financial Measures section at the end of this news release.
(2)Weighted average.
(3)"Other" includes accretion expense, net income applicable to non-controlling interests, and foreign exchange gains (losses).

Normalized EBITDA for the first quarter of 2021 was $674 million, which represented a 35% year-over-year increase compared to $499 million for the same quarter in 2020. This included significantly stronger year-over-year performance from the Midstream segment due to: 1) larger-than-expected profitability from the U.S. Transportation and Storage business; and 2) robust performance across the Midstream platform, including a full quarter of consolidation of Petrogas. The Utilities segment also demonstrated strong operating performance, however this growth was largely offset by: 1) an unfavorable move in the USD/CAD exchange rate; 2) the lack of contribution to normalized EBITDA from AltaGas Canada Inc., which had contributed $8 million in Q1 2020; and 3) the headwind of an $8 million refund related to the Virginia Hearing Examiner's report that boosted Q1 2020 results.

The Corporate/Other segment reported normalized EBITDA loss of $1 million. The $11 million year-over-year decrease was mainly due to: 1) higher expenses related to employee incentive plans due to AltaGas’ rising share price in 2021; and 2) the impact of the Pomona asset sale in July 2020.

Normalized net income was $361 million or $1.29 per share for Q1 2021, compared to normalized net income of $220 million or $0.79 per share reported in Q1 2020. The increase in normalized net income was due to the same

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previously referenced factors impacting normalized EBITDA, lower depreciation and amortization expense and lower income tax expense, partially offset by higher net income applicable to non-controlling interest as a result of the consolidation of Petrogas.

Net income applicable to common shares for Q1 2021 was $337 million or $1.21 per share, compared to net income of $464 million or $1.66 per share for Q1 2020. In addition to the factors impacting normalized EBITDA, the decrease was mainly due to the absence of: 1) the gain on the sale of AltaGas Canada Inc.; 2) the gain related to certain U.S. distributed generation assets, which were transferred to the purchaser in Q1 2020; and 3) provisions related to the sale of the majority of WGL Midstream's commodity business and lower unrealized gains on risk management contracts. This was partially offset by the same previously mentioned factors impacting normalized EBITDA, the absence of the dilution loss on equity investments, lower depreciation and amortization expense, and lower income tax expense.

Depreciation and amortization expense for the first quarter of 2021 was $99 million, compared to $105 million for the same quarter in 2020. The decrease was mainly due to lower U.S. Midstream amortization and the amortization of purchase price allocation adjustments related to the Petrogas acquisition, partially offset by new assets placed in-service and amortization expense on Petrogas assets upon consolidation.

Interest expense for Q1 2021 was $70 million, unchanged from Q1 2020. Interest expense was impacted by higher average debt balances and lower capitalized interest, offset by lower average interest rates.

AltaGas recorded an income tax expense of $102 million for Q1 2021 compared to an expense of $132 million in Q1 2020. The decrease in income tax expense was mainly due to a decrease in earnings before income taxes and the absence of tax expense related to dispositions in Canada in Q1 2020. Current tax expense of $30 million was recorded in Q1 2021, which did not include any tax on asset sales.

GUIDANCE AND FUNDING
Given the outsized performance year-to-date, AltaGas has increased the Company’s 2021 guidance ranges from those provided in December.

The Company’s new 2021 normalized EPS guidance is $1.65 - $1.80 per share, compared to the previous range of $1.45 - $1.55, which represents approximately 22% year-over-year growth using the mid-point of guidance. AltaGas is acutely focused on growing EPS and creating earnings durability in the years ahead.

The Company’s new 2021 normalized EBITDA guidance is $1.475 billion - $1.525 billion, compared to the previous range of $1.40 billion - $1.50 billion, which represents approximately 15% year-over-year growth using the mid-point of guidance.

The new guidance ranges reflect the confluence of tailwinds and headwinds that have unfolded since the initial guidance was set in December and is in line with AltaGas’ practice to monitor performance throughout the year and revise guidance when the Company has a strong degree of confidence that it will land outside of the previous stated ranges.

AltaGas' 2021 capital expenditure plan remains unchanged at approximately $910 million, excluding ARO. This 2021 spending plan is heavily weighted towards the lower-risk Utilities business and is comprised primarily of ARP and system betterment projects that are focused on delivering better customer outcomes, improving safety and reliability, reducing leaks and driving better environmental outcomes, while also delivering stable and transparent rate base growth and appropriate risk-adjusted returns. The Company is allocating approximately 38% of AltaGas’ consolidated 2021 capital to ARPs in its Utilities business, representing approximately 46% of the total 2021 Utilities capital program.

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MONTHLY COMMON SHARE DIVIDEND AND QUARTERLY PREFERRED SHARE DIVIDENDS

The Board of Directors approved the following schedule of Dividends:

Type	Dividend (per share)	Period	Payment Date	Record	Ex-Dividend
Common Shares[1]	$0.08330	n.a.	15-Jun-21	25-May-21	21-May-21
Series A Preferred Shares	$0.191250	31-Mar-21 to 29-Jun-21	30-Jun-21	16-Jun-21	15-Jun-21
Series B Preferred Shares	$0.170360	31-Mar-21 to 29-Jun-21	30-Jun-21	16-Jun-21	15-Jun-21
Series C Preferred Shares	US$0.330625	31-Mar-21 to 29-Jun-21	30-Jun-21	16-Jun-21	15-Jun-21
Series E Preferred Shares	$0.337063	31-Mar-21 to 29-Jun-21	30-Jun-21	16-Jun-21	15-Jun-21
Series G Preferred Shares	$0.265125	31-Mar-21 to 29-Jun-21	30-Jun-21	16-Jun-21	15-Jun-21
Series H Preferred Shares	$0.195295	31-Mar-21 to 29-Jun-21	30-Jun-21	16-Jun-21	15-Jun-21
Series K Preferred Shares	$0.312500	31-Mar-21 to 29-Jun-21	30-Jun-21	16-Jun-21	15-Jun-21
(1)    Eligible dividend for Canadian income tax purposes

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CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended March 31
($ millions, except normalized effective income tax rate)	2021	2020
Revenue	3,085	1,869
Normalized EBITDA (1)	674	499
Net income applicable to common shares	337	464
Normalized net income (1)	361	220
Total assets	21,071	21,133
Total long-term liabilities	11,132	10,003
Net additions of property, plant and equipment	139	199
Dividends declared (2)	71	67
Cash from operations	605	475
Normalized funds from operations (1)	583	420
Normalized adjusted funds from operations (1)	555	382
Normalized utility adjusted funds from operations (1)	480	308
Normalized effective income tax rate (%) (1)	21.3	25.3

	Three Months Ended March 31
($ per share, except shares outstanding)	2021	2020
Net income per common share - basic	1.21	1.66
Net income per common share - diluted	1.20	1.66
Normalized net income - basic (1)	1.29	0.79
Normalized net income - diluted (1)	1.29	0.79
Dividends declared (2)	0.25	0.24
Cash from operations	2.16	1.70
Normalized funds from operations (1)	2.08	1.51
Normalized adjusted funds from operations (1)	1.98	1.37
Normalized utility adjusted funds from operations (1)	1.71	1.10
Shares outstanding - basic (millions)
During the period (3)	280	279
End of period	280	279
(1)Non‑GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.
(2)Dividends declared per common share per month: $0.08 beginning on December 27, 2018, increased to $0.0833 per share beginning December 2020.
(3)Weighted average.

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today, April 29, at 8:00 a.m. MT (10:00 a.m. ET and 14:00 GMT) to discuss 2021 first quarter results and other corporate developments.
Members of the investment community and other interested parties may dial 1-647-427-7450 or toll-free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.
Shortly after the conclusion of the first quarter call, a replay will be available commencing at 10:00 a.m. MT (12:00 p.m. ET) on April 29, 2021 by dialing 403-451-9481 or toll free 1-855-859-2056. The passcode is 5460459. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on May 6, 2021.

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AltaGas’ unaudited condensed interim Consolidated Financial Statements and accompanying notes for the first quarter ended March 31, 2021, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

ABOUT ALTAGAS
AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. The Company operates a diversified, low-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.
For more information visit www.altagas.ca or reach out to one of the following:
Jon Morrison
Senior Vice President, Investor Relations & Corporate Development
Jon.Morrison@altagas.ca

Adam McKnight
Director, Investor Relations
Adam.McKnight@altagas.ca

Media Inquiries
1-403-206-2841
media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: 2021 guidance ranges for normalized EPS and normalized EBITDA; strong 2021 and beyond growth prospects; ability to reduce leverage ratios over 2021; focus on growing EPS and FFO per share that supports steady dividend growth; expectation of earning allowed returns at the Utilities by 2021 year-end; expectation of capturing longer-term upside potential in 2022 and beyond in the Midstream segment; expectation of increased enterprise value, improved leverage metrics and creation of compounding value for stakeholders; forecasted 8% rate base CAGR through 2025; the potential role of propane and butane exports to Asia in helping to lower global carbon emissions; expectation that the monetization of the U.S. Transportation and Storage business will drive approximately $485 million of debt repayment; expectation that AltaGas’ progress toward achieving its long-term target of being at or below 5.0x Net Debt to normalized EBITDA has been materially accelerated; expected 2021 capital expenditure plan of $910 million, excluding ARO; segment and project allocation of planned capital expenditures in 2021; and expected dividend payments and dates of payment. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: number of ships and export levels, current forward curves, effective tax rates, the U.S./Canadian dollar exchange rate, the impact of the COVID-19 pandemic, financing initiatives, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, impacts of the hedging program, commodity prices, weather, frac spread, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, and dividend levels.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to COVID -19; health and safety risks; risks related to the integration of Petrogas; operating risks; regulatory risks; cyber security, information, and control systems; litigation risk; climate-related risks, including carbon pricing; changes in law; political uncertainty and civil unrest; infrastructure risks; service interruptions; decommissioning, abandonment and reclamation costs; reputation risk; weather data; Indigenous land and rights

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claims; crown duty to consult with Indigenous peoples; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; transportation of petroleum products; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; delays in U.S. Federal Government budget appropriations; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; commitments associated with regulatory approvals for the acquisition of WGL; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes-Oxley Act; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2020 and set out in AltaGas’ other continuous disclosure documents..

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

NON-GAAP MEASURES

This presentation contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended December 31, 2020. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using net income adjusted for pre tax depreciation and amortization, interest expense, and income tax expense. Normalized EBITDA includes additional adjustments for transaction costs related to acquisitions and dispositions, unrealized gains on risk management contracts, losses on investments, gains on sale of assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, provisions on assets, foreign exchange losses, and accretion expenses related to asset retirement obligations. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized net income represents net income applicable to common shares adjusted for the after-tax impact of transaction costs related to acquisitions and dispositions, non-controlling interest portion of non-GAAP adjustments, unrealized gains on risk management contracts, losses on investments, gains on sale of assets, provisions on assets, restructuring costs, dilution loss on equity investment, and COVID-19 related costs. Normalized net income is used by Management to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.
Normalized net income applicable to common shares is calculated as normalized net income divided by the average number of shares outstanding during the period.

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Funds from operations are calculated from the Consolidated Statements of Cash Flows and are defined as cash from operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations.

Net debt is used by the Corporation to monitor its capital structure and financing requirements. It is also used as a measure of the Corporation’s overall financial strength and is presented to provide this perspective to analysts and investors. Net debt is defined as short-term debt (excluding third-party project financing obtained for the construction of certain energy management services projects), plus current and long-term portions of long-term debt, less cash and cash equivalents.

AltaGas Ltd. – Press Release Q1 2021 – 10